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MetLife Investors Insurance Company
5 Park Plaza, Suite 1900
Irvine, CA 92614

November 9, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    MetLife Investors Insurance Company
       MetLife Investors Variable Life Account Five
       Registration Statement on Form N-6 (File Nos. 333- [ ]/811-08433)

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the registrant, MetLife Investors Variable Life Account Five, hereby requests that the effective date of the above-referenced registration statement filed on Form N-6 be accelerated and declared effective on November 9, 2006.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
(Registrant)

By: METLIFE INVESTORS INSURANCE COMPANY

By: /s/ Richard C. Pearson
Richard C. Pearson
Executive Vice President, General Counsel and Secretary

METLIFE INVESTORS DISTRIBUTION COMPANY
(Principal Underwriter)

By: /s/ Richard C. Pearson
Richard C. Pearson
Executive Vice President, General Counsel and Secretary